UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

ALBERTO-CULVER COMPANY

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

 (Title of Class of Securities)

013078100

 (CUSIP Number)

David A. Schwartz
Vice President & Assistant Secretary
Conopco, Inc.
800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
Telephone: (201) 894-2753

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013078100

1	NAME OF REPORTING PERSONS Conopco, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,842,778
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,842,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Conopco, Inc. that it is the beneficial owner of any of the common stock of Alberto-Culver Company referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 013078100

1	NAME OF REPORTING PERSONS Unilever N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,842,778
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,842,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Unilever N.V. that it is the beneficial owner of any of the common stock of Alberto-Culver Company referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 013078100

1	NAME OF REPORTING PERSONS Unilever PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 11,842,778
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,842,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO, HC

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Unilever PLC that it is the beneficial owner of any of the common stock of Alberto-Culver Company referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Alberto-Culver Company, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2525 Armitage Avenue, Melrose Park, Illinois 60160.

ITEM 2.	IDENTITY AND BACKGROUND

The names of the persons filing this statement are Conopco, Inc., a New York corporation (“Unilever USA”), Unilever N.V., a Netherlands public limited company, and Unilever PLC, a company incorporated under the laws of and registered in England.  Unilever USA, Unilever N.V. and Unilever PLC are together referred to as the “Reporting Persons”.  Unilever N.V. and Unilever PLC are together referred to as the “Unilever Parents” and collectively with all of the group companies of the Unilever Parents as the “Unilever Group”.  Unilever USA is a group company of the Unilever Parents in the United States.

The address of the principal office and principal business of Unilever USA is 800 Sylvan Avenue, Englewood Cliffs, NJ 07632.  The address of the principal office and principal business of Unilever N.V. is Weena 455, 3013 AL, Rotterdam, The Netherlands.  The address of the principal office and principal business of Unilever PLC is 100 Victoria Embankment, London, England EC4Y 0DY.

The Unilever Group is one of the world’s leading suppliers of fast-moving consumer goods with strong local roots in more than 100 countries.  It is especially known for its leading position in emerging markets reaching more consumers than any other company in these fast-growing geographies.  Consumers use the Unilever Group’s products two billion times every day.  The Unilever Group’s portfolio includes some of the world’s best known and most loved brands, including eleven €1 billion brands, and global leadership in many categories in which it operates.  The portfolio features iconic brands such as Dove, TIGI, Lux, Axe/Lynx, Omo/Persil/Ala/Skip, Domestos/Glorix, Knorr, Hellmann’s and Lipton.  The Unilever Group has around 163,000 employees and generated annual sales of €40 billion in 2009.

Set forth in Schedule A hereto, which is incorporated herein by reference, is the following information for each of the Reporting Persons’ directors and executive officers, as of the date hereof: (i) such director or executive officer’s name, business address and present principal occupation or employment, (ii) the name, principal business and address of any corporation or other organization in which such employment is conducted and (iii) the citizenship of such director or executive officer.

During the last five years, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Stockholder Agreement, dated as of September 27, 2010 (the “Stockholder Agreement”), among Unilever USA, Leonard Lavin, Carol Bernick and certain other related stockholders of the Issuer (collectively, the “Stockholders”), Unilever USA may be deemed to be the beneficial owner of, in the aggregate, 11,842,778 shares of Issuer Common Stock (the “Subject Shares”).  As the corporate parents of Unilever USA, each of Unilever N.V. and Unilever PLC may be deemed to be indirect beneficial owners of the Subject Shares.  Unilever USA and the Stockholders entered into the Stockholder Agreement to induce the Reporting Persons to enter into the Agreement and Plan of Merger, dated as of September 27, 2010 (the “Merger Agreement”), among Unilever N.V., Unilever PLC, Unilever USA, ACE Merger, Inc., a Delaware corporation and a wholly owned subsidiary of Unilever USA (“Sub”), and the Issuer.  Pursuant to the Merger Agreement, Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Unilever USA (the “Surviving Corporation”).  In the Merger, each share of Issuer Common Stock will be converted into the right to receive $37.50 in cash, without interest.  Consummation of the Merger is subject to certain conditions.  The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

(a)–(b) The Stockholder Agreement was entered into as a condition to the willingness of the Reporting Persons to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer’s stockholders required in connection with the Merger would be obtained.  The terms of the Stockholder Agreement apply to the Subject Shares of the Stockholders, as described in Item 5.  See the response to Item 3 for a more complete description of the Merger.  The description of the Stockholder Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.  The existing directors of Sub are Paul McMahon, David Schwartz and Ronald M. Soiefer.  The officers of the Surviving Corporation shall be the existing officers of the Issuer, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(e) Other than as a result of the Merger described in Item 3, not applicable.

(f) Other than as a result of the Merger described in Item 3, not applicable.

(g) Upon consummation of the Merger, the certificate of incorporation of the Issuer, as in effect immediately prior to the Merger, shall be amended to read in the form set forth on Exhibit A to the Merger Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended.  Upon consummation of the Merger, the bylaws of Sub, as in effect immediately prior to the Merger, shall be the bylaws of the Surviving Corporation until thereafter changed or amended.

(h)–(i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, none of the Reporting Persons currently has plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)–(i) of Schedule 13D (although the Reporting Persons each reserve the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)–(b) As a result of the Stockholder Agreement, Unilever USA may be deemed to be the beneficial owner of the Subject Shares.  As the corporate parents of Unilever USA, each of Unilever N.V. and Unilever PLC may be deemed to be indirect beneficial owners of the Subject Shares.  The Subject Shares constitute approximately 12.0% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 98,805,059 shares of Issuer Common Stock issued and outstanding as of the close of business on September 22, 2010.  Subject to certain exceptions, any shares of capital stock of the Issuer acquired or received (including as a result of any stock dividend, stock split, recapitalization, reclassification, combination, conversion, exchange or other like change) by any Stockholder after the date of the Stockholder Agreement will also be subject to the terms of the Stockholder Agreement as Subject Shares.  Accordingly, any such acquisition or receipt of shares of capital stock of the Issuer by any Stockholder may result in each of the Reporting Persons being deemed to be the beneficial owner of such additional shares.

Pursuant to the Stockholder Agreement, each of the Stockholders has agreed, among other things, (i) to vote (or cause to be voted) all of such Stockholder’s Subject Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and any other transaction contemplated by the Merger Agreement, (ii) to vote (or cause to be voted) all of such Stockholder’s Subject Shares against the following: (A) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer or any other similar transaction, (B) any Takeover Proposal (as such term is defined in the Merger Agreement) or any action which is a component of any Takeover Proposal and (C) any amendment of the Issuer’s certificate of incorporation or bylaws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any of the Issuer Common Stock, (iii) prior to the adoption of the Merger Agreement by the Issuer’s stockholders, to not sell, transfer, pledge, assign, or otherwise dispose of (including by gift), hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”) any Subject Shares, unless the person to whom Subject Shares are Transferred has agreed to be bound by the Stockholder Agreement, (iv) to not enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, other than the Stockholder Agreement and (v) to not commit or agree to take any other action that would restrict, limit or interfere with the performance of such Stockholder’s obligations under the Stockholder Agreement or the transactions contemplated thereby.  Each Stockholder has granted to, and appointed, Unilever USA and Sub, or any of them, and any individual designated in writing by any of them, and each of them individually, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder’s Subject Shares, or grant a consent or approval in respect of such Subject Shares, in a manner consistent with clauses (i) and (ii) of this paragraph.  Such proxy has been executed and is intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law (except that such proxy is automatically revoked and terminated upon termination of the Stockholder Agreement in accordance with its terms).

The Stockholder Agreement (i) shall automatically terminate upon the earlier of (A) the effective time of the Merger and (B) the termination of the Merger Agreement in accordance with its terms and (ii) may be terminated by the Stockholder Rep (as defined in the Stockholder Agreement) within ten days of the date of any modification, waiver or amendment of the Merger Agreement in accordance with its terms that decreases the Merger Consideration (as defined in the Merger Agreement), in each case other than with respect to the liability of any party for breach of the Stockholder Agreement prior to such termination.

The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference.

(c) None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person named in Schedule A hereto, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Joint Filing Agreement, dated as of October 7, 2010, by and among Conopco, Inc., Unilever N.V. and Unilever PLC filed herewith.

2	Agreement and Plan of Merger, dated as of September 27, 2010, among Unilever N.V., Unilever PLC, Conopco, Inc., ACE Merger, Inc. and Alberto-Culver Company filed herewith.

3
Stockholder Agreement, dated as of September 27, 2010, by and among Conopco, Inc. and the individuals and other parties listed under the caption “Stockholders” on the signature pages thereto filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONOPCO, INC.,

By:	/s/ Paul McMahon
Name: Paul McMahon
Title: Vice President

UNILEVER N.V.,

By:	/s/ Paul McMahon
Name: Paul McMahon
Title: Authorized Signatory

UNILEVER PLC,

By:	/s/ Paul McMahon
Name: Paul McMahon
Title: Authorized Signatory

Dated: October 7, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Joint Filing Agreement, dated as of October 7, 2010, by and among Conopco, Inc., Unilever N.V. and Unilever PLC filed herewith.

2	Agreement and Plan of Merger, dated as of September 27, 2010, among Unilever N.V., Unilever PLC, Conopco, Inc., ACE Merger, Inc. and Alberto-Culver Company filed herewith.

3
Stockholder Agreement, dated as of September 27, 2010, by and among Conopco, Inc. and the individuals and other parties listed under the caption “Stockholders” on the signature pages thereto filed herewith.

SCHEDULE A

Directors and Executive Officers of Conopco, Inc., Unilever N.V. and Unilever PLC

The following tables set forth the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Conopco, Inc., Unilever N.V. and Unilever PLC.  The boards of Unilever N.V. and Unilever PLC comprise the same directors and have the same chairman.  Similarly, the senior management of Unilever N.V. and Unilever PLC comprise the same executive officers.  Unless otherwise indicated, the business address of each director and executive officer of Unilever N.V. and Unilever PLC is Unilever N.V., PO Box 760, 3000 DK Rotterdam, The Netherlands; Unilever PLC, Unilever House, 100 Victoria Embankment, London, England EC4Y 0DY.

Board of Directors of Conopco, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Ronald M. Soiefer	Senior Vice President, General Counsel & Secretary; Senior Vice President - Regional Counsel, Unilever Americas	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Neal Vorchheimer	Senior Vice President - Finance, Unilever North America	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

David A. Schwartz	Vice President & Assistant Secretary	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Executive Officers of Conopco, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Eugenio Minvielle	Executive Vice President	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	Mexico and France

John C. Bird	Senior Vice President - Finance	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United Kingdom

Fiona Laird	Senior Vice President - Human Resources & Communications	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United Kingdom

Ronald M. Soiefer	Senior Vice President, General Counsel & Secretary; Senior Vice President - Regional Counsel, Unilever Americas	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Neal Vorchheimer	Senior Vice President - Finance, Unilever North America	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Steve Innes	Vice President - Supply Chain, Unilever North America	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Lisa Klauser	Vice President, Consumer and Customer Solutions	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

John LeBoutillier	Senior Vice President - US Foods	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Todd Tillemans	Vice President, General Manager	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Chris Herrick	Vice President - Human Resources	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Joe Cavaliere	Senior Vice President - Customer Development	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Mark McClennon	Vice President - Information Technology	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United Kingdom

Simon Marshall	Vice President, Managing Director, Unilever Food Solutions North America	2200 Cabot Drive, Lisle, Illinois 60532	United Kingdom

Paul McMahon	Vice President & Treasurer	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Phillip G. Cohen	Vice President & Assistant Treasurer - Tax	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

David A. Schwartz	Vice President & Assistant Secretary	800 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

David Calle	Vice President & Controller	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632	United States

Board of Directors of Unilever N.V. and Unilever PLC

Name	Present Principal Occupation or Employment	Citizenship

Michael Treschow	Chairman of the Board of Directors	Sweden

Jeroen van der Veer	Vice-Chairman of the Board of Directors	The Netherlands

Paul Polman	Chief Executive Officer	The Netherlands and United Kingdom

Jean-Marc Huët	Chief Financial Officer	The Netherlands

The Rt Hon Sir Malcolm Rifkind MP	Member of Parliament, House of Commons Business address: The Rt Hon Sir Malcolm Rifkind MP, House of Commons, London, England SW1A 0AA	United Kingdom

Louise Fresco	Professor at the University of Amsterdam Business address: Universtiteitshoogleraren, Spui 21, 1012 WX, Amsterdam, The Netherlands	The Netherlands

Ann Fudge	Corporate Director	United States

Charles Golden	Corporate Director	United States

Byron Grote	Chief Financial Officer of BP plc Business address: BP plc, International Headquarters, 1 St. James’s Square, London, England SW1Y 4PD	United States and United Kingdom

Hixonia Nyasulu	Chairman of Sasol Ltd Business address: Sasol Ltd, 1 Sturdee Avenue, Rosebank, Johannesburg, South Africa 2196	South Africa

Kornelis Jan Storm	Corporate Director	The Netherlands

Paul Walsh	Chief Executive Officer of Diageo plc Business address: Diageo plc, 8 Henrietta Place, London, England W1G 0NB	United Kingdom

Executive Officers of Unilever N.V. and Unilever PLC

Name	Present Principal Occupation or Employment	Citizenship

Paul Polman	Chief Executive Officer	The Netherlands and United Kingdom

Douglas Anderson Baillie	President, Western Europe	United Kingdom

Geneviève Berger	Chief Research and Development Officer	France

Jean-Marc Huët	Chief Financial Officer	The Netherlands

Dave Lewis	President, Americas	United Kingdom

Harish Manwani	President Asia, Africa and Central & Eastern Europe Business address: 83 Clemenceau Avenue, #16-08, UE Square, Singapore 239920	India

Sandy Ogg	Chief Human Resources Officer	United States

Michael Polk	President, Global Foods, Home & Personal Care	United States

Pier Luigi Sigismondi	Chief Supply Chain Officer	Italy

Keith Weed	Chief Marketing and Communication Officer	United Kingdom